Suite 1650
1055 West Hastings Street
Vancouver B.C.
CanadaV6E 2E9

The Science of Discovery

VIA SEDAR

May 7, 2008

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland and Labrador Securities Commission

Dear Sirs/Mesdames:

RE:	Fronteer Development Group Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 -
Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting of shareholders of Fronteer Development Group Inc. held on May 6, 2008 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

	Item Voted Upon	Voting Result
1.	Election of Directors	The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2.	Re-appointment of PricewaterhouseCoopers LLP as the Corporation's auditors	PricewaterhouseCoopers LLP, Chartered Accountants were re-appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

“Sean Tetzlaff”

Sean Tetzlaff C.A.
Chief Financial Officer
& Corporate Secretary